April 9, 2013

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Gold Eagle Acquisition, Inc.

Response to Staff Comments, March 7, 2013

Registration Statement Form 10-12G

Filed February 7, 2013

File No. 000-54893

To the men and women of the SEC:

On behalf of Gold Eagle Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated March, 7 2013 addressed to Mr. Jeffrey DeNunzio, the Company’s President, Secretary and Director, with respect to the Company’s filing of its Registration Statement on Form 10.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form 10 have been referenced.

General

1.) As previously requested, please provide a written statement from the company acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMPANY RESPONSE

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 1. Business, page 3

(b) Business of Issuer, page 3.

2.) We note your response to comment 3 in our letter dated March 7, 2013. We reissue the comment in part. Please revise your explanation to take into account the consideration a private company would have to provide to you in such a transaction and the fact that you would not provide such company with a shareholder base. Also, please explain the risk to the private company that the “development stage company may be deemed to be a Footnote 32 shell company by the SEC.” Please provide support for your claim that “[a] reverse merger can be completed affordably, and quickly, in a matter of couple of weeks as long as private operating company has audited financial statements,” or delete this statement.

COMPANY RESPONSE

We have addressed the following on page 3 in item B. We have also elaborated on the risk a developmental stage company such as this faces in being deemed a footnote 32 shell company. This is found on the bottom of page 3 in item B as well. The claim that a reverse merger can be completed affordably, and quickly, in a matter of a couple weeks as long as private operating company has audited financial statements” was deleted.

Item 1A. Risk Factors, page 6

3.) We note your response to comment 6 in our letter dated March 7, 2013. It appears that you have omitted from your amendment the disclosure that you proposed in your letter and have otherwise added related risk factor disclosure on page 6. Please advise or revise.

COMPANY RESPONSE

Please be advised that we added the risk factor disclosure on page 6 and not on page 13 as our letter stated to staff dated March 19, 2012 and incorporated on Form 10-12G Amend. No. 1 filed March 21, 2013.

Item 5. Directors and Executive Officers, page 16

4.) We note the revisions you have made to your registration statement in response to comment 9 in our letter dated March 7, 2013, including a reference to Mr. Thomas DeNunzio on page 16. Please describe who Mr. Thomas DeNunzio is or provide contextual background for the reader as it relates to the registration statement.

COMPANY RESPONSE

It was clarified on page 16 who Mr. Thomas DeNunzio is and his relationship to Mr. Jeffrey DeNunzio.

Prior and Current Blank Check Experience, page 17

5.) Please revise to include Z Holdings Group, Inc., Big Time Acquisition, Inc. and LMIC in the summary table you provide on page 17, considering that the table “summarizes all of the blank check companies with which Mr. DeNunzio is or has been involved with…,” or advise. Also, please explain why you reference LMIC on page 16, but not on page 17 with respect to prior and current blank check experience. Please also revise the statement that Mr. DeNunzio “is not currently involved with other existing blank check companies,” given that he currently is a consultant for ZHLD, or advise.

COMPANY RESPONSE

The previous question is addressed by clarifying on page 16 under Directors and Executive Officers, that Z Holdings Group, Inc. was formerly known as LMIC, Inc. Furthermore, the summary table wasn’t amended because Mr. DeNunzio was not and is not an officer or director of any other blank check companies. This language was added on page 17 under Prior and Current Blank Check Company Experience. “Is not currently involved with other existing blank check companies” was deleted and replaced with the above referenced correction.

Item 6. Executive Compensation, page 17

6.) We note the revisions you have made to your registration statement in response to comment 11 in our letter dated March 7, 2013. It appears that your statement that “our sole officer and director does not receive any compensation for his services rendered to our company since inception, has not received such compensation in the past and is not accruing any compensation pursuant to any agreement with us” is inconsistent with revisions you made on page 18. Please advise or revise, for example by stating that Mr. DeNunzio has not received compensation in the past “other than as described below.”

COMPANY RESPONSE

On page 17 and 18 it was clarified that Mr. DeNunzio did receive compensation through the issuance of 20,000,000 of restricted common stock. This was done by adding the phrase “other than described as below.”

Item 11. Description of Registrant’s Securities to be Registered, page 20

7.) We note your response to comment 15 in our letter dated March 7, 2013. The description of securities in your prospectus should be materially complete and you should avoid language suggesting it may not be. Please revise as necessary so that this section discusses all of the material terms of your securities.

COMPANY RESPONSE

On the top of page 21 the previous question was elaborated on to further discuss all of the material terms of the securities of the Company.

Item 12. Indemnification of Directors and Officers, page 21

8.) We note your response to comment 16 in our letter dated March 7, 2013. Please delete the last paragraph of this section, which speaks in terms of the general applicability of Delaware corporate law and does not explain how Delaware corporate law applies specifically to your company’s indemnification of your officer and director.

COMPANY RESPONSE

The last paragraph of this section has been deleted as requested.

Item 13. Financial Statements and Supplemental Data, page 21

Report of Independent Registered Accounting Firm, page F-1

9.) We reviewed your response to comment 17 in our letter dated March 7, 2013 and the revisions to the introductory paragraph. Please also have your independent accountant revise the opinion paragraph to state that the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2013 and the results of its operations and its cash flows for the period from January 24, 2013 (date of inception) through January 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Please refer to Auditing Standards Codification AU Section 508.

COMPANY RESPONSE

On page F-1 the Report has been amended to address the previous question.

Exhibits

Consent of Independent Registered Public Accounting Firm

10.) Please note that filing a consent to the use of an audit report is not required in registration statements filed under the Securities Exchange Act of 1934. If you file an auditor’s consent to the use of its audit report it should be dated within 30 days of the effective date of the registration statement. Alternatively, you may remove the exhibit from the filing.

COMPANY RESPONSE

We note that filing a consent to the use of an audit report is not required in registration statements filed under the Securities Exchange Act of 1934 and that if you file an auditor’s consent to the use of its audit report it should be dated within 30 days of the effective date of the registration statement. The date of the consent has been changed.